By EDGAR Correspondence, Facsimile and Overnight Delivery

April 7, 2006

Angela Connell

Senior Accountant

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:   Franklin Resources, Inc.

Form 10-K for the Fiscal Year Ended September 30, 2005
File No. 001-09318

Dear Ms. Connell,

We have received your letter dated March 10, 2006 (the “Comment Letter”). Pursuant to your request for a response letter that keys our response to your comments, we have included below each of your original comments from the Comment Letter followed in each case by our responses thereto.

Management’s Discussion and Analysis

Results of Operations

Amortization of Deferred Sales Commissions, page 50

1.	Comment:

We note your disclosure on page 51 that you finance certain deferred commission assets through Lightning Finance Company Limited (LFL) and that the financing of deferred commission assets arising from your U.S. distribution subsidiary is treated as a financing transaction (as opposed to a sale). You further state that LFL has entered into a direct agreement with your Canadian and European sponsored investment products and, as a result, you do not record deferred commission assets from these sources. Please clarify for us the relationship between LFL and your Canadian and European sponsored investment products and more clearly explain your accounting treatment for the related sales commissions and distribution fees. Refer to FSP EITF 85-24-1, if applicable.

Response:

Pursuant to your request for supplemental information, we note that, in relation to our U.S. operations, the funds contract with our U.S. distributor, which in turn contracts with LFL, a company in which we have a 49% ownership interest. LFL then pays up-front commissions on our behalf. In accordance with the Financial Accounting Standards Board (“FASB”) Staff Position EITF 85-24-1: “Application of EITF Issue No. 85-24 When Cash for the Right to Future Distribution Fees for Shares Previously Sold is Received from Third Parties” (“FSP EITF 85-24-1”), it is our position that Franklin Resources, Inc. and its consolidated subsidiaries (collectively, the “Company”) have a continuing interest in the deferred commission assets of our U.S. operations until resold by LFL to third parties, and, therefore the Company records the deferred commission assets and the corresponding payable to LFL on its Consolidated Balance Sheet. We also note that the U.S. funds that had offered Class B shares, which produced the preponderance of these deferred commission assets, ceased offering these shares to new investors and existing shareholders effective during the quarter ended March 31, 2005.

Further, in contrast to our U.S. operations, LFL contracts with the Canadian and European sponsored investment products. As a result, LFL records deferred commission assets, as well as sales commissions and distribution fees earned related to these agreements. We reviewed whether the services provided to the Canadian and European sponsored investment products by LFL constitute continuing involvement by the Company or recourse to the Company as set forth in paragraphs 8 and 9 of FSP EITF 85-24-1. We concluded that the Company does not retain a disproportionate risk or reward relative to the fees earned by LFL from the Canadian and European sponsored investment products, nor does the Company provide a guarantee or assure in any way LFL’s rate of return on investment relative to these fees. In addition, the Company does not restrict the Company’s ability nor that of any of the Canadian and European sponsored investment products to remove, replace, or subcontract any of the service providers of the Canadian and European sponsored investment products.

Consolidated Financial Statements

Note 1 – Significant Accounting Policies, page 80

Derivatives, page 81

2.	Comment:

We note your disclosure that you periodically enter into interest-rate swap agreements which are designated as either fair value or cash flow hedges. It is not clear, however, whether you were involved in such hedging transactions during the periods presented in your filing. Please advise us and revise future filings to provide the following information related to your derivative instruments and hedging activities:

• Identify each type of asset or liability for which you employ hedging strategies;

• Identify the types of market risk associated with each asset or liability identified above;

• Identify the financial instruments, including the types of derivatives, which you use to manage each of these risks;

• Disclose the hedging classification for each derivative instrument; and

• Describe the methods used to both prospectively and retrospectively assess hedge effectiveness and measure hedge ineffectiveness.

Response:

Pursuant to your request for supplemental information, we note that, from time to time, the Company enters into interest-rate swaps to manage interest-rate risk and does not execute these transactions for trading purposes. During fiscal year 2005, we were involved in the following interest-rate swap transactions.

Our banking/finance operating segment periodically enters into interest-rate swap agreements, designated as fair value hedges, to hedge our exposure to interest-rate risk in relation to certain fixed-rate loans receivable. The interest-rate swaps outstanding during fiscal year 2005 had a notional amount of $7.9 million and were entered into during fiscal year 2004. At the time, we concluded that these hedges did not qualify for the shortcut method of accounting under the specific requirements of Statement of Financial Accounting Standards No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS 133”). However, we did believe that they qualified for and we accounted for them as highly effective hedges.

On further review of the hedge documentation, we now believe that we did not have sufficient contemporaneous documentation to conclude that the interest-rate swaps were highly effective hedges at inception or subsequently. As a result, these instruments should have been treated as freestanding derivatives pursuant to SFAS 133 with changes in their fair value of $16 thousand loss, in fiscal year 2004, and $220 thousand gain, in fiscal year 2005, recognized in earnings. The Company analyzed the impact on its previously issued financial statements and, after considering both quantitative and qualitative factors, has concluded that the treatment did not result in a material error for any prior periods presented. Accordingly, the Company has determined not to revise its financial statements. The Company will record the cumulative fair value adjustment related to this matter in the Form 10-Q for the quarter ended March 31, 2006, which will result in the recognition of an unrealized gain of $293 thousand.

In fiscal year 2002, we entered into interest-rate swap agreements, designated as fair value hedges, to hedge our exposure to interest-rate risk in relation to certain brokered certificates of deposit of our banking/finance operating segment. At the time, we concluded that these interest rate swaps, with a notional amount $39.0 million, qualified for the shortcut method of accounting as set forth in SFAS 133 at inception and are carried at fair value. Under the shortcut method, changes in fair value of the swaps are used to record the changes in fair value of the underlying hedged item.

On further review of the interest-rate swaps’ documentation, we now believe that certain pre-payment characteristics of the brokered certificates of deposit preclude us from using the shortcut method of accounting. As a result, these instruments should have been treated as freestanding derivatives pursuant to SFAS 133 with changes in their fair value of $1,394 thousand loss in fiscal year 2005, $1,271 thousand loss in fiscal year 2004, $89 thousand gain in fiscal year 2003 and $2,675 thousand gain in fiscal year 2002, recognized in earnings. The Company analyzed the impact on its previously issued financial statements and, after considering both quantitative and qualitative factors, has concluded that the treatment did not result in a material error for any prior periods presented. Accordingly, the Company has determined not to revise its financial statements. The Company intends to record the cumulative fair value adjustment related to this error in the Form 10-Q for the quarter ended March 31, 2006, which will result in the recognition of an unrealized loss of $199 thousand.

In fiscal year 2005, we entered into interest-rate swap agreements with a notional amount of $255.1 million to mitigate the risk created from funding certain fixed-rate loans in our automobile lending business with variable-rate notes issued under a warehouse credit facility. This interest-rate swap program does not meet the requirements of a highly effective hedge relationship under SFAS 133, but allows the Company to mitigate the economic risk created under this funding strategy until the automobile loans are securitized and sold and the variable-rate notes are extinguished. At such time, the interest rate swaps are also terminated. As the interest-rate swaps outstanding during fiscal year 2005 did not qualify for hedge accounting, they were accounted for as freestanding derivatives pursuant to SFAS 133, resulting in the recognition of the change in fair value in current earnings. The change in fair value of these interest-rate swaps from inception to September 30, 2005 was $0.8 million.

We intend to revise future filings beginning with our Annual Report on Form 10-K for the fiscal year ending September 30, 2006 (the “2006 Form 10-K”) to provide additional disclosures as discussed above. In addition, we will revise our treatment of the interest-rate swaps with a notional amount of $7.9 million and $39.0 million and recognize the cumulative change in fair value of these instruments from inception to March 31, 2006, in our Form 10-Q for the quarter ended March 31, 2006 as noted above.

Revenues, page 84

3.	Comment:

Please tell us and revise future filings to disclose whether you recognize revenue from 12b-1 fees when such fees are received in accordance with EITF 85-24.

Response:

Pursuant to your request and in accordance with the requirements of the FASB Emerging Issues Task Force (“EITF”) Issue No. 85-24, “Distribution Fees by Distributors of Mutual Funds That Do Not Have a Front-End Sales Charge”, we intend to revise future filings beginning with our 2006 Form 10-K, to include the following disclosure in our significant accounting policy discussion related to revenues:

“Rule 12b-1 fees related to financing arrangements entered into by our U.S. distributor to finance sales commissions paid in connection with the sale of shares of our mutual funds sold without a front-end sales charge, are recognized when received.”

Note 5 – Investment Securities and Other Securities, page 88

4.	Comment:

Please revise future filings to include the disclosures required by paragraph 21 of EITF 03 – 1.

Response:

Pursuant to your request, we intend to revise our future filings, beginning with our 2006 Form 10-K, to include the disclosures required by paragraph 21 of the FASB EITF Issue No. 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments”, including a tabular presentation of investments with unrealized losses that are not deemed to be other-than-temporary, as follows:

	Less than 12 Months		12 Months or Greater		Total
(in thousands)	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Current:
Investment securities, available for sale
Sponsored investment products
Mortgage-backed securities
Securities of U.S. states and political subdivisions
Securities of U.S. Treasury
U.S. government sponsored agencies and corporations
Equities and other
Total investment securities, available- for-sale	$—	$—	$—	$—	$—	$—
Total Current	$—	$—	$—	$—	$—	$—
Non-Current:
Investments, other
Mortgage-backed securities
Securities of U.S. states and political subdivisions
Securities of U.S. Treasury
U.S. government sponsored agencies and corporations
Equities and other
Total Non-Current	$—	$—	$—	$—	$—	$—

Note 7 – Securitization of Loans Receivable, page 91

5.	Comment:

We note your disclosure on page 92 that you receive annual servicing fee for services provided to certain securitization trusts. Please revise future filings to clearly disclose that the loans sold in your auto loan securitization transactions are sold with servicing retained. In addition, please disclose whether you have recorded a servicing asset or liability as a result of your obligation to service these loans or whether you have determined that the benefits of servicing are just adequate to compensate you for your servicing responsibilities. To the extent that you do recognize either a servicing asset or liability, please provide the disclosures required by paragraph 17(e) of SFAS 140.

Response:

Pursuant to your request, in future filings beginning with our Form 10-Q for the quarter ending March 31, 2006, we intend to revise our footnote disclosures relating to servicing fees as follows:

“We retain servicing responsibilities for auto loan securitizations, and receive annual servicing fees ranging from 1% to 2% of the loans securitized for services that we provide to the securitization trusts. We do not recognize a servicing asset or liability under the provisions of FASB Statement of Financial Accounting Standards No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishment or Liabilities”, because the benefits of servicing are just adequate to compensate us for our servicing responsibilities.”

Note 11 – Debt, page 95

6.	Comment:

Please tell us how you considered the guidance in paragraphs 12-16 of SFAS 133 in determining whether the conversion feature embedded in your Liquid Yield Option Notes meets the definition of a derivative instrument that should be bifurcated and accounted for at fair value.

Response:

Pursuant to your request for supplemental information, we note that, at issuance, we considered the guidance of SFAS 133, EITF Issue No. 01-6, “The Meaning of 'Indexed to a Company's Own Stock'” (“EITF 01-6”), and EITF Issue No. 00-19, “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock” (“EITF 00-19”), to determine whether the conversion feature embedded in our Liquid Yield Option Notes due 2031 (Zero Coupon-Senior) (the “LYONs”) would be eligible for the scope exception under paragraph 11 (a) of SFAS 133.

The guidance in paragraph 11 (a) of SFAS 133 provides that conversion features that meet specific requirements do not need to be bifurcated from the underlying debt and accounted for separately. In preparing this analysis, an entity must determine that the conversion option is considered solely indexed to its own stock using the guidance in EITF 01-6 and that the debt is considered conventional debt using the guidance in EIFT 00-19. We noted that there were four separate elements to the conversion feature, and assessed each one separately. We concluded that three of the four elements of the

LYONs’ conversion feature qualified for the scope exception under paragraph 11 (a) of SFAS 133 because:

• The conversion feature is indexed solely to the Company’s own stock and settlement of the conversion is based solely on the Company’s stock.

•         The LYONs are considered conventional convertible debt because the holder may only realize the value of the conversion option by exercising the option and receiving the entire proceeds in a fixed number of shares.

Although three of the elements of the conversion option do not require bifurcation under SFAS 133, the Company concluded that the following element of the conversion feature does require bifurcation.

Conversion upon Credit Downgrade

The credit downgrade conversion feature is based on the published ratings of the Company’s LYONs, an observable index. Since this feature is indexed to the credit rating of the LYONs which is not clearly and closely related to the Company’s equity, this feature is not considered to be clearly and closely related to the Company’s equity and, as a result, this feature should be bifurcated and accounted for as a derivative under SFAS 133. Furthermore, as the feature has a notional amount, an underlying (as described in SFAS 133) and provides for settlement in the Company’s stock, which is publicly traded with no restrictions, this feature meets the definition of a derivative and should be accounted for as such. However, we concluded that the value of the feature was not material at inception or during any reporting period to date. As more fully described below, there is a possibility that the LYONs may be converted by the holders or redeemed by the Company during the quarter ending June 30, 2006, and accordingly, we believe that this feature will continue to have little or no value.

In addition to the conversion option, we also analyzed the other embedded features of the LYONs. As a result of this analysis, we concluded that the following embedded options should be bifurcated.

Contingent Interest

This features results in additional interest payments in the event that the average market price of the LYONs equals 120% or more of the sum of the issue price and accrued original issue discount for a defined period of time, at any time commencing May 12, 2006. The market price of the LYONs is determined by reference to both interest rates and equity prices. Since equity is not clearly and closely related to interest rates, the contingent interest feature should be bifurcated and accounted for as a derivative under SFAS 133. Furthermore, as the feature has a notional amount, an underlying and is settled in cash, it meets the definition of a derivative and should be accounted for as such. However, we concluded that the value of the feature was not material at inception or during any reporting period to date since, among other reasons, the market price that triggers the contingent interest is always 20% above the sum of the issue price and accrued original issue discount at which the Company could redeem the LYONs.

Since the fiscal quarter beginning October 1, 2005, the LYONs have been and continue to be eligible for conversion by the holders into shares of the Company’s common stock because the closing sale price of the Company’s common stock for at least 20 trading days in a period of 30 consecutive trading days ending on the last trading day of each applicable preceding calendar quarter has been more than the specified percentage (initially 120% as of the third quarter of fiscal year 2001 and declining 0.084% each quarter thereafter) of the accreted conversion price per share of the Company’s common stock on the last trading day of the preceding applicable calendar quarter. Additionally, the Company may redeem all or part of the LYONs for cash at any time on or after May 11, 2006. The price for any such redemption begins on May 11, 2006 at $627.15 per $1,000 principal amount at maturity of the LYONs and gradually increases to the stated maturity amount of $1,000 upon the final due date for the LYONs in 2031. As of April 4, 2006, the LYONs traded at $901.25 per $1,000 principal amount at maturity and, consequently, because the redemption price of $627.15 is 30% below the market value of the LYONs, there exists an economic incentive for the Company to exercise its redemption right. Management has recommended that the Company exercise this redemption right to the Company’s Board of Directors and the Board of Directors is currently reviewing this recommendation. If the Board of Directors approves the recommendation, all of the LYONs are anticipated to be either converted by the holders or redeemed by the Company prior to June 30, 2006.

Note 13 – Commitments and Contingencies

Legal Proceedings, page 99

7.	Comment:

We note your disclosure on page 51 that you recorded certain charges in fiscal years 2005 and 2004 related to ongoing governmental investigations, proceedings and actions. Please revise future filings to disclose the nature of any accruals made pursuant to SFAS 5 with respect to litigation, claims and assessments in your financial statement footnotes.

Response:

Pursuant to your request for supplemental information, we note that, as of September 30, 2005, there were no significant accruals recorded in our Consolidated Balance Sheet pursuant to Statement of Financial Accounting Standards No. 5, “Accounting for Contingencies”, because settlement agreements had been entered into in respect of all material governmental investigations. In future filings, we intend to disclose, if and as applicable, any significant accruals recorded in relation to contingencies pursuant to governmental investigations, proceedings and actions and legal proceedings in our commitments and contingencies footnote to our Consolidated Financial Statements.

With regard to your requests and our intention regarding addressing certain comments in future filings of the Company, please note that, while our responses above include examples of intended revisions for future filings, actual future disclosures are subject to change based on the facts and circumstances at the time.

Please do not hesitate to contact me at 650-312-3149 if you have any additional questions.

Very truly yours,

/s/ James R. Baio

James R. Baio

Executive Vice President and

Chief Financial Officer

Franklin Resources, Inc.